CARDIGANT MEDICAL INC
1500 Rosecrans Avenue, Suite 500
Manhattan Beach, CA 90266

November 03, 2011

Jeffrey Riedler
Assistant Director
Securities And Exchange Commission
Washington, DC 20549

Subject: Response to SEC Comment Letter,
File No. 333-176329

Dear Jeffrey,

We have received the SEC's comment letter dated October 11, 2011. We have reviewed the letter and have the following responses to your questions below. Please note that we have included your original comments in bold with our responses below including those filed as part of amendment 3 of our registration statement in an effort for completeness. Amendment 3 to our registration statement has been filed with the responses included where appropriate.

General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments. Understood.

2. We note on your cover page and throughout your filing that you expect to receive proceeds of $2,500,000. Since this is a self-underwritten, non-firm commitment offering, it is not appropriate to expect to receive any amount of proceeds. Please delete this disclosure and the disclosure about the use of proceeds on the prospectus cover page. Instead, please revise your disclosure to add language to the cover page indicating, if true, that there is no minimum amount of proceeds that must be raised prior to accepting purchases.
Deleted and added the following disclosure, "This prospectus relates to the sale of up to 2,500,000 shares of our common stock, $0.001 par value per share which consists of 300,000 shares offered by our selling security holders and 2,200,000 shares offered by the company. The shares offered by the selling security holders may be offered for sale from time to time by the selling security holders identified in this prospectus. We will not receive any proceeds from stock sold by the selling shareholders. There is currently no market for our shares, therefore, the selling shareholders will have to sell their shares at a fixed price of $1.05 per share until such time as a market develops, if one develops at all. This is being conducted on a best efforts basis by the company. We have not utilized an underwriter for this transaction, as such, it is unlikely that we will be able to sell all or any of the shares we are offering. Our company management will be responsible for the sale of our shares and will not be compensated for any sales that may arise."

Prospectus Cover Page
3. Please disclose the price at which the shares will be sold by the company on the cover page of the prospectus. Please note that since there is no market for the shares, the selling shareholders also need to offer their shares at a fixed price until such time as a market for the shares develops, and such price should be stated on the prospectus cover page. In addition, please revise the second paragraph under the section entitled "Selling Shareholder and Plan of Distribution" to disclose that the shares will be sold at a fixed price, naming that price and that only after a market develops will the shares be sold in negotiated transactions, etc.
Changes made in amendment no. 3 and included in language per comment 2.

4. Please state on the cover page of the prospectus which individuals will sell the shares on behalf of the company and whether they will receive any compensation for the sale of company shares. Please note that we may have further comments on your revised disclosure.
Changes made in amendment no. 3 and included in language per comment 2.

5. Please limit your prospectus cover page to one page. Please note that it should only include the most important facts about the offering.
Done.

6. We note that your prospectus cover page includes two boldface paragraphs that contain references to the risk factors. Please revise the prospectus cover page to combine these paragraphs into one paragraph that still includes a reference to the page where the risk factors begin.
Changes made in filed amendment 3.

Prospectus Summary
Description of Business & Overview, page 4
7. Please include disclosure in this section stating that Dr. Kyun-Hyun Cho of Yeungnam University is the inventor of your lead product CM-121, and that you currently have one licensing agreement with Yeungnam University covering the license of CM-121.
Updated in amendment no. 3. The following language was added, "We entered into an Option and License Agreement with Yeungnam University to acquire the rights to continue development of our lead compound. This work was conducted by the inventor Dr. Kyung-hyun Cho from Yeungnam University."

Apoa-1 Overview, page 6
8. We note your disclosure that it has been shown that the Apoa-1 protein has strong anti-oxidant properties as well. Please disclose when, where and by whom this effect has been observed. Also, if this effect has been observed in vitro or in animal testing, please state that there is no guarantee that the implied therapeutic benefits will be demonstrated after completion of the necessary and extensive clinical testing of human subjects.
The following language was added, "The potentially superior anti-oxidation properties of our mutation of Apoa-1 versus the wild type have been demonstrated in several papers published by Dr. Cho in both in vitro and small animal models. While these studies showed positive proof of concept data, there is no guarantee that these results will be realized in larger animal studies or in human studies. For additional reference, the following two published papers present some of the proof of concept data: Kyung-Hyun Cho and Jae-Ryong Kim A reconstituted HDL containing V156K or R173C apoA-I exhibited anti-inflammatory activity in apo-E deficient mice and showed resistance to myeloperoxidase-mediated oxidation Exp Mol Med. 2009 June 30; 41(6): 417-428 and K. H. Cho, S. H. Park, J. M. Han, H. C. Kim, Y. K. Choi, I. Choi ApoA-I mutants V156K and R173C promote anti-inflammatory function and antioxidant activities, European Journal of Clinical Investigation, Volume 36, Issue 12, pages 875-882, December 2006."
Secondary Product Candidates, page 7
9. Please revise your disclosure to explain what constitutes a "first-in-man
(FIM) environment."
The following language was added, "A FIM study constitutes the first time any product is used in human subjects in any region of the world. These trials typically are smaller than 50 patients and focus on safety as a primary study endpoint versus effectiveness of a therapy. They typically however, will have secondary endpoints that may provide some glimpse of effectiveness."

10. Please describe the difference between a "systemic delivery route" versus "local delivery" and clarify which of these your proprietary delivery catheters utilize. The following language was added, "The systemic route of delivery is typically given intravenously and is so named as it will travel to all vascularized tissues in the body." We believe this provides the most direct regulatory path to establish a safety and efficacy profile of our drug. However, we have also designed and developed delivery technology and conducted animal studies on the effectiveness of targeted local delivery of CMI-121 and other Apoa-1 formulations utilizing two of our proprietary delivery devices. "Targeted local delivery consists of delivery a therapeutic as close to the treatment area as is possible with an attempt to administer a lower dose and realize only local tissue effects."

Our Business Strategy, page 7
11. Please clarify what you mean by the acronyms "GLP" and "GMP."
Acronyms explained in amendment no. 3. The following language was added, "We currently have a small lab space where we conduct in vitro experiments and produce products for our pre-clinical studies, however, this lab space is not sufficient to produce clinical grade CMI-121 or material that can be used for US FDA toxicology studies. The US FDA requires that material created for the purpose of conducting animal studies designed to establish the safety of a therapeutic must be produced under the standards known as Good Laboratory Practices "GLP". This requires a comprehensive set of documented procedures and validated test methods. Our laboratory is not considered a GLP facility. There are several contract labs that are certified as GLP labs that we can contract with to produce our materials. We do not currently have any contractual commitments with any lab to perform this work, but are currently initiating discussions with some labs to establish this relationship. We currently outsource our in vivo studies to contract research organizations and plan to continue outsourcing most of our in vivo work. We make decisions on which contract research organization to contract with on a study by study basis taking into account factors such as lead time, particular experience with an animal model and cost among other factors. Additionally we need to establish production for CMI-121 conducted within FDA regulated facilities operating under Good Manufacturing Practices "GMP". GMP consists of a set of documented processes and procedures where products are manufactured under highly controlled and traceable environments. We plan to contract for this work. We believe this allows us to better control costs and manage the risk associated with a changing regulatory environment. We have basic processes covering the manufacture of CMI-121 in pilot scale quantities and will likely need to spend considerable efforts scaling up this process and transferring it to a 3rd party contract manufacturer. We currently procure our material from a few different non GMP contract manufacturers based on lead times and cost but will still need to spend time identifying a suitable GMP manufacturer. GMP material is not required for all animal studies, but is required for any human studies. We do not currently have any contractual arrangements with any GMP manufacturer for any of our products."

12. Please specify in this section and in the section entitled "Description of Our Business" under the appropriate subsections to whom you outsource your in vivo studies and with which contract manufacturer you work to produce clinical grade CM-121(we note on page 31 under the section entitled "Manufacturing" that your biologic supplier is currently located in China). Also, please clarify whether you currently have a manufacturing agreement with this manufacturer. If you do, please provide the material terms of this agreement in your "Business" section, including, but not limited to any payment provisions, material obligations that must be met to keep the agreement in place, duration and termination provisions. In addition, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Discussion and clarification added in amendment no 3 and addressed in language per comment 11.

Risks Related to Our Business, page 8
13. Please revise your disclosure to separate each risk into its own bullet point. For example, under your first bullet point, please separate the statements "We are currently understaffed. While we are recruiting for key technical positions, we may be unable to fill these positions or retain the talent and relationships we currently have" into their own bullet point as they are a separate risk unrelated to your limited operating history. Also, please move the last sentence under the first bullet point to the second bullet point as this statement relates to your current lack of capitalization. Risks updated as advised in amendment no. 3. Additional language added as follows, "There is no minimum amount of shares that are required to be sold by the company. This means that while the company may sell some shares, it may not receive adequate funds to execute its business plan or continue its operations. This is a self underwritten deal conducted on a best efforts basis. This means that there has not been and will not be any independent underwriters due diligence conducted on the company, its management, its business plan, the market in which it hopes to operate in, the pricing of the offering or confirmation of the accuracy of disclosures contained herein.
The company's Chief Executive Officer also fills the role of Chief Financial Officer, Chief Accounting Officer and sole corporate director. This prohibits any segregation of duties and creates potential conflicts of interests that normally would be managed by individuals filling those positions uniquely."

Use of Proceeds, page 10
14. Please expand the "Use of Proceeds" section to provide a table with rows for the various uses of proceeds and columns for various levels of sales (for example, 25%, 50%, 75% and 100% of the total number of shares offered). Please also disclose the amount of proceeds you think you will need to use before you can get to the stage of filing an IND to begin clinical testing.
The following table was added:

                               Estimated Use of Proceeds
                   Net Cash Received    R&D Expenses     SG&A Expenses   Balance(Deficit)
                                                   at 18 months
100% of Proceeds            $2,039,500       $700,000       $500,000      $839,500
75% of Proceeds            $1,524,300       $700,000       $500,000      $324,300
50% of Proceeds            $1,008,000       $425,000       $375,000      $208,000
25% of Proceeds             $493,000       $150,000       $375,000      ($32,000)

<F1>
SG&A includes some employee related R&D costs

Risk Factors, page 11
15. Please provide more extensive disclosure as a separate risk factor regarding the lack of a minimum amount of shares to be purchased. In doing so, please explain that a purchaser may purchase shares but the company may not receive any other substantial amount of proceeds; thus leaving the company unable to engage in the activities they hope to be able to engage in or the costs they expect to be able to pay from the offering proceeds.
Additional disclosure and risk factors added in amendment no.3. Language added per comment 13 above.

16. Please include a risk factor describing the risks related to the fact that there is no underwriter and therefore no underwriter's due diligence has been performed. You should explain that the underwriter's due diligence involves confirming the accuracy of the prospectus disclosure and assisting the company in pricing the offering. Risk factor added in amendment no. 3. The following language was added, "This is a self underwritten deal conducted on a best efforts basis. This means that there has not been and will not be any independent underwriters due diligence conducted on the company, its management, its business plan, the market in which it hopes to operate in, the pricing of the offering or confirmation of the accuracy of disclosures contained herein."

17. Please include a risk factor discussing the potential conflict of interests as a result of the majority shareholder being the sole director of the company as well as the CEO, CFO and CAO.
Risk factor added in amendment no. 3. The following language was added, "The company's Chief Executive Officer also fills the role of Chief Financial Officer, Chief Accounting Officer and sole corporate director. This prohibits any segregation of duties and creates potential conflicts of interests that normally would be managed by individuals filling those positions uniquely."


We will need substantial additional funding, page 12
18. We note that your future capital requirements will depend on many factors. To the extent practicable, please estimate the amount of funds you will need to reach a point where you can file an IND and begin clinical testing.
The following language was added, "We anticipate that it will cost us $1,335,000 to get us to be in a position to file for an IND with a regulatory body. While this is subject to change, it is estimated at $625 thousand of employee and facility related costs, $385 thousand for contract formulation development and GMP scale biologic production for conducting pre-clinical safety studies and $325 thousand for conducting pre-clinical efficacy development studies including dosing concentration and repeat administration optimization."

19. To the extent that you have experienced problems attracting and retaining key members of your management team personnel in the recent past, please revise your disclosure to describe these problems. Additionally, if any member of your management team has plans to leave your company in the near future, please revise the discussion to disclose this information.
We have not had any difficulty and we are not are of any intentions to leave, but have added affirmative statements for both in amendment no. 3.

We face substantial competition from better capitalized, managed and experience, page 16
20. Please revise your disclosure to include the names of the other companies from which you face substantial competition.
Companies added that we are aware of based on the following language, "Currently there are four other companies that we are aware of working on HDL based biologics to treat acute coronary syndromes. These include the Medicines Company, Cerenis Therapeutics, CSL Limited and Sembiosys Genetics."

If we are unable to defend our patent position, others could directly compete, page 18
21. To the extent you have initiated any actions related to possible infringement of your intellectual property, please discuss the situation and potential consequences in this risk factor discussion. Similarly revise "If we infringe or are alleged to infringe intellectual property rights of third parties" and "We may be brought into a lawsuit to defend our intellectual property or that of third party collaborators" if you have received notice of patent infringement, patent challenges or related legal action. We are not currently a party to any ongoing or pending litigation nor have we contemplated any action, but have added affirmative disclosures stating such.

If we fail to comply with our obligations in our patent license agreements, page 18
22. Please revise your disclosure to briefly disclose your financial and performance obligations in order not to be in breach of the licensing agreeing with Yeungnam
University. Material financial and performance terms added and agreement filed. The following language was added, "Our licensing agreement subjects us to both milestone and royalty obligations that are tied to the commercialization of CMI-121 in the US only. Within the first 60 days of a commercial sale in the US, we are required to pay a milestone fee to Yeugnam University in the sum of $200,000. Upon US commercialization, we are subject to a 3% royalty payable in quarterly installments to Yeugnam University based on average selling prices of our product in the US. We are not required to make any milestone or royalty payments on any sales generated outside of the US. The royalty obligation continues for the life of the patent in the US which is expected to continue through 2024 (not including any Hatch-Waxman extensions). We are not subject to any other performance or monetary obligations relating to our license and development of CMI-121."

Risks Related to the Purchase of Our Common Stock, page 20
23. Please include a risk factor in this section discussing the risks associated with your stock being a "penny stock."
Language added as follows, "There are Penny Stock Securities' law considerations that could affect your ability to sell your shares.
Our common stock is considered a "penny stock" and the sale of our stock will be subject to the "penny stock rules" of the Securities and Exchange Commission. The penny stock rules require broker-dealers to take steps before making any penny stock trades in customer accounts. As a result, the market for our shares could be illiquid and there could be delays in the trading of our stock which could negatively affect your ability to sell your shares and could negatively affect the trading price of your shares."

Determination of Offering Price, page 21
24. Please expand your disclosure in this section to provide the financial and market factors you considered. If the price truly bears no relation at all to the company's prospects, you should state that the offering price is arbitrary and bears no relation to the company's assets, stage of development or prospects for profitability.
Explanation for setting of offering price language added as follows, "The offering price has been estimated solely for the purpose of calculating the registration fee payable to the Securities and Exchange Commission in connection with this prospectus. The offering price is not an indication of value nor has it been established by any recognized methodology for deriving the value of the Shares. As such it should be considered arbitrary with no correlation to the company's assets, stage of development or future prospects for cash flow or profitability."

Selling Shareholders and Plan of Distribution, page 22
25. To the extent that Mr. Creed or any other selling shareholders will also sell shares on behalf of the company, please revise your disclosure to state what protocol these individuals will use to determine whether the shares they sell will be their shares or company shares.
Protocol disclosure added for clarity as follows, "This is a self underwritten offering conducted on a best efforts basis with no minimum share purchases required for the sale of our stock. The reader is cautioned that this scenario means that while some shares may be sold by us or the selling shareholders, it may constitute a small amount of shares rendering us with insufficient funds to conduct our operations or fully execute our business plan. Additionally, since this is a self underwritten offering, our management will be responsible for any shares sold. This creates a potential conflict of interest as our management may also be shareholders. It is important to understand the framework for determining whether shares sold by our management will be shares owned by the individual responsible for the sale or shares owned by the company. The protocol that will be followed for this offering is that any shares sold by any member of our management will be shares owned by us. This means that all proceeds from shares sold by any member of our management will be received by us. For purposes of additional disclosure, our management for this purpose is defined as Jerett Creed, Ralph Sinibaldi and Emerson Perin."

Dilution, page 24
26. Please explain to us why you have not included the information required by
Item 506 of Regulation S-K in the filing. Item 506 requires the following disclosures, preferably in a tabular form: (a) The net tangible book value per share before and after the transaction; (b) The amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and (c) The amount of the immediate dilution from the public offering price which will be absorbed by such purchasers. Please revise your disclosures accordingly.
Table added along with the following language, "The following table represents our estimated net tangible book value on a per share basis (basic). The net tangible book value was estimated after adjustments for accounts receivables; property, plant and equipment; elimination of any intangible assets and inclusion of any liabilities not included on the balance sheet. The net tangible book value per share (post transaction) assumes that all offered shares are sold. For comparison, the net tangible book value is also shown reflecting 50% and 25% of shares being sold."

                            Net Tangible Book Value
                     Basic Shares   Net Tangible   Net Tangible Book Value
                               Book Value    per basic share outstanding
 BALANCE June 30, 2011           11,185,900    $125,200      $0.011
 BALANCE September 30, 2011 (estimated)   11,220,900     $87,900      $0.008
 BALANCE Post Closing (estimated - 100%)  13,220,900   $2,120,000      $0.160
 BALANCE Post Closing (estimated - 50%)   13,220,900   $1,070,000      $0.081
 BALANCE Post Closing (estimated - 25%)   13,220,900    $545,000      $0.041

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
27. Please remove references to pre-Codification accounting literature designations such as SFAS No. 148 or SFAS 123R, SFAS 144, SFAS 109 from this section and from other sections in the filing including the financial statements.
References removed.

Research and Development Expenses, page 25
28. You disclose that you are focused on the use of biologics and combination biologics and devices for the treatment of acute coronary syndromes and aortic valve stenosis. You expect this goal to be supported by substantial research and development investments; on page F-6 you state that you are engaged in research and development activities in multiple countries. Please provide quantitative and qualitative disclosure about the amount of costs, both internal and external, incurred during each period presented and incurred to date on each of your major research and development projects. To the extent that you cannot attribute costs to a project, please explain why management does not maintain and evaluate those costs by project. The following language was added, "Our research and development expenses primarily consist of fees. As our senior management are largely involved with overseeing our current development programs, we currently allocate 80% of their salary (accrued or otherwise) to R&D expense. This is a change from 2009 where we allocated 60% of their salary to R&D. We expect to hire additional technical personnel, engage in additional pre-clinical studies and incur additional patent fees. As such we expect our R&D spending to increase in the coming periods. Although we have multiple potential development programs, we are currently only working on one program. This program is focused on optimizing our biologic compound for systemic delivery in the treatment of acute coronary syndromes. However, since it is likely that we will use the same biologic compound for both systemic and local delivery, it is expected that a substantial portion of the work we are incurring for this development program will translate to other methods of delivery and as well as potentially disease states. Assuming we are able to raise sufficient funds, we expect to incur an additional $1.2 million over the next 18 months in execution of our pre-clinical and clinical development programs. We believe this will take us through the required approval to begin a phase I trial in the US. This number is composed of the following estimates: $500 thousand of employee related R&D costs; $385 thousand of formulation development, protein process development, and GMP production; and $325 thousand of additional pre-clinical development studies including standard toxicology studies. Since this is highly dependent on the availability of funds, it may be important to understand the order and amount of spending in the event that funds are received piecemeal. In the event that insufficient funds are available to complete all of the outlined work, we would initially focus on the formulation development of the final drug dosage. This is estimated to cost approximately $150 thousand, we would then expect to begin additional pre-clinical studies using this final drug dosage conducted as non-GLP studies confirming the efficacy of our final drug dosage. This is estimated to cost approximately $125 thousand. Next we would finalize contract based small scale GMP production of our protein required to conduct our toxicology studies. This is estimated at $175 thousand. Finally we would perform our GLP toxicology studies estimated at $200 thousand. We expect the culmination of this work to allow us to submit all required evidence to initiate a phase I trial in the US or other region of the world."

29. In addition, we believe that including disclosures about estimated future expenses related to your major research and development projects in the MD&A would be useful for investors. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm. Please revise your disclosures as applicable. To the extent that information requested above is not estimable, disclose that fact and the reason why it is not estimable. Estimates added per language above.

Revenue Recognition, page 25
30. Please disclose your accounting policy for recognizing grant revenues. Please also tell us why you have classified the grant received as revenue as opposed to other income. Disclose the significant terms of your N.I.H. grant. Grant terms added per the following language, "This grant was awarded under the Qualifying Therapeutic Discovery Project Program. There were no specific performance obligations under the grant as it was awarded based on previous research and development expenses incurred.". Grant revenue reclassified as "Other Income"

Liquidity and Capital Resources, page 28
31. Please revise your disclosure to include information as of the end of the latest fiscal period and cumulative from inception in addition to discussing the latest six months ended June 30, 2011.
Updated per the following language, "Sources of Liquidity
During the six months ended June 30, 2011, net cash provided by operating activities totaled $78,473. Net cash used in investing activities totaled $100,000 which was put into a certificate of deposit with a 4.8 year maturity date. Net cash used in financing activities during the six months was $8,651 of which $1,500 was from proceeds from issuance of common stock and this was netted against $3,863 that was advanced by a stockholder. The resulting change in cash for the period was a decrease of $30,178. The cash balance at the beginning of the six months was $57,831. The cash balance at the end of the period ending June 30, 2011 totaled $27,653.
For the six month period ended June 30, 2010, net cash used in operating activities totaled $38,633. Financing activities provided a total of $27,546 which included $12,000 in proceeds from issuance of common stock, plus $15,546 in advances from a stockholder. The resulting change in cash for the period was a decrease of $11,087; cash at the beginning of the period totaled $11,308, the decrease resulted in $221 in cash at the end of the period ending June 30, 2010.
The Company had cash of $27,653 as of June 30, 2011, as compared to $221 as of June 30, 2010. As of June 30, 2011, the Company had prepaid assets of $8,529 as compared to $1,900 as of June 30, 2010. The Company also has $1,195 in security deposits as of June 30, 2011 and had $0 of security deposits as of June 30, 2010. The Company had long-term assets at June 30, 2011 of $100,000 in a certificate of deposit account; therefore the Company had total assets of $137,377. This is in comparison to June 30, 2010, where the Company had no long-term assets and total assets of $2,121.
As of June 30, 2011, the Company had $350,910 in total current liabilities, which was represented by $6,382 in accounts payable, $270,000 in accrued officer compensation, $20,796 in accrued payroll taxes on the officer compensation, and $53,732 due to a stockholder. This is in comparison to June 30, 2010, where the Company had $176,938 in total current liabilities, which was represented by $23,821 in accounts payable, $93,787 in accrued officer compensation, $7,960 in accrued payroll taxes on the officer compensation, and $51,370 due to a stockholder.
The Company had no long-term liabilities at June 30, 2011; therefore the Company had total liabilities of $350,910. This is in comparison to June 30, 2010, where the Company had no long-term liabilities and total liabilities of $176,938.
During the year ended December 31, 2010, net cash used in operating activities totaled $9,189. Net cash provided by financing activities during the year was $55,712 of which $27,650 was from proceeds from issuance of common stock plus $42,131 was advances from related parties which were netted against $14,069 that was repayments to related parties. The resulting change in cash for the period was an increase of $46,523. The cash balance at the beginning of the year was $11,308. The cash balance at the end of the year totaled $57,831.
For the year ended December 31, 2009, net cash used in operating activities totaled $74,516. Financing activities provided a total of $85,824, which included $2 in proceeds from issuance of common stock, plus $91,525 advances from related parties, less $5,703 in payments to related parties. The resulting change in cash for the period was an increase of $11,308. There was no cash at the beginning of the year. The cash balance at the end of the year was $11,308.
The Company had cash of $57,831 as of December 31, 2010, as compared to $11,308 as of December 31, 2009. As of December 31, 2010 the Company had prepaid assets of $1,900, as compared to having no prepaid assets as of December 31, 2009. The Company had total assets of $59,731 as of December 31, 2010. This is in comparison to $11,308 in total assets as of December 31, 2009.
As of December 31, 2010, the Company had $289,726 in total current liabilities, which was represented by $15,842 in accounts payable, $210,000 in accrued officer compensation, and $63,884 due to a stockholder. This is in comparison to December 31, 2009, where the Company had $189,480 in total current liabilities, which was represented by $14,219 in accounts payable, $90,000 in accrued officer compensation, and $85,261 due to a stockholder.
The Company had no long-term liabilities as of December 31, 2010; therefore the Company had total liabilities of $289,726. This is in comparison to December 31, 2009, where the Company had no long-term liabilities and total liabilities of $189,480.
From inception (April 17, 2009) to June 30, 2011, net cash used in operating activities totaled $5,232. Net cash used in investing activities totaled $100,000 which was put into a certificate of deposit with a 4.8 year maturity date. Net cash provided by financing activities since inception to June 30, 2011 was $132,885 of which $29,152 was from proceeds from issuance of common stock plus $137,519 advances from related parties which was netted against $33,786 of payments to related parties. The resulting change in cash for the period was an increase of $27,653. There was no cash balance at inception. The cash balance on June 30, 2011 totaled $27,653.
The Company is not aware of any known trends, events or uncertainties which may affect its future liquidity.
We are development stage and do not have a product commercially available for sale. We do not expect to realize any revenue for several years. As such it is imperative that the reader recognize that our primary source of working capital will generally come from equity sales. We do, however, occasionally apply for non-taxable grant funding to support our research and development efforts. We currently have grant applications outstanding, however, we can make no guarantees that any grant money will be awarded from these applications. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns.

Quarterly Events, page 29
32. We note that on April 1, 2011, you entered into a consulting agreement with your
Chief Medical Officer for the period of approximately 21 months ending
December
2011. It is impossible for a 21 month agreement entered into in April 2011 to end on December 2011. Please revise your disclosure accordingly or provide an explanation for this discrepancy.
Should have read through 2012. Updated.

Stock Option Plan, page 32
33. Please file your 2010 Stock Option Plan as an exhibit.
Filed.

Our Business Strategy, page 33
34. We note that you have tested CM-121 and your combined delivery method in "various pre-clinical experiments." Please clarify and describe what you mean by "various pre-clinical experiments."
The following language was added, "These pre-clinical experiments have consisted of both normal and diseased animal models evaluating various safety and performance criteria of our research studies. To date we have conducted pre-clinical experiments in mice, rabbits and pigs. In each experiment we attempted to evaluate various performance characteristics in an effort to optimize the compound and evaluate its relative safety and effectiveness over a control or known standard."

Scientific Background of Apoa-1, page 34
35. We note that you have secured exclusive U.S. rights and cooperation from the inventor of CM-121, Dr. Kyun-Hyun Cho of Yeungnam University. Please clarify in this section that you have entered in a license agreement with Yeungnam University to license your lead product CM-121. In addition, please describe the material terms of the license agreement, including, but not limited to any payment provisions, royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Material terms provided per comment 22 above and agreement filed.

Market Opportunity for CM-121, page 35
36. Please provide the basis for your statement, "There is no question that the market(s) that CM-121 is attempting to address represent markets in excess of a billion dollars," or alternatively, delete this statement from your disclosure.
Statement removed.

Intellectual Property, page 35
37. Please revise your disclosure to include when patent number
US2005287636(A1)
expires.
The following language was added, "It is anticipated that this patent will expire in 2024 not including any potential extensions based on the Hatch-Waxman
 Act."

38. Please revise your disclosure to include the jurisdictions in which you have filed patent applications for your delivery method.
The following language was added, "We have filed three provisional applications related to the delivery method that we have pre-clinically evaluated. There is no guarantee that we will file a patent application within the required one year time frame. Additionally there is no guarantee that an actual patent will be issued. The provisional application process provides a recorded date of file for the US market. It also allows for priority to be claimed internationally if a patent application is filed within the US within the one year timeframe."

Related Party Transactions, page 36
39. Please disclose your outstanding balance with Mr. Creed as of the latest practicable date. Also, please clarify whether these loan agreements are in writing, and if so, file them as exhibits.
Loan provisions are included in Employment Agreement which has been filed with the latest amendment and balance added.

U.S. Government Regulation and Combination Products, page 36
40. Please expand your disclosure in both of these sections to discuss in greater detail the steps involved in obtaining FDA approval for the commercial sale of biological and combination products, respectively.
The following language was added, "The process for FDA approval for a drug or biologic in the US can be a costly and lengthy process. In general it is divided into four phases of development. These include the pre-clinical phase, phase I, phase II and phase III. During the pre-clinical phase all studies are designed in animals to establish the correct dosage level, the frequency and method of administration and the short and long term survival of the animals. During phase I, a small scale human study is initiated usually in healthy human subjects looking at how well the drug is tolerated, how it is processed by the human body, and the correct dosing. During phase II, it is then tested for effectiveness for its intended disease treatment in a small number of patients, usually between 100-300. During phase III, a large scale study is performed on the effectiveness and side effects of the drug in a larger population. This can be between 350 up to several thousand patients. The FDA will look at the Phase III data to determine if the drug is safe and effective for its intended treatment. "

"As described above, the process for FDA approval of a drug or biologic can be lengthy and expensive. The general process for approval of a combination product is fairly similar to that of a stand alone drug. All of the required phases for a stand alone drug are also required for a combination device. The main difference is that the safety and effectiveness os typically measured locally which requires studies and outcomes measurements that emphasize the local effects. For example in establishing the safety profile of a systemically administered drug, you would be concerned with exposure in all major organs, whereas a locally delivered drug administered via a combination product would focus more on local tissue effects."

Employees, page 37
41. We note that as of June 30, 2011, you had one employee. Please specify the name of that employee. If you have entered into an employment agreement with the employee, please disclose the material terms of that agreement and file it as an exhibit.
Added and filed.

42. We note under the section entitled "Quarterly Events" on page 26 that on April 1, 2011, you entered into a consulting agreement with your Chief Medical Officer for the period of approximately 21 months. Please include this information in this section and specify that your Chief Medical Officer's name is Emerson C. Perin and file the consulting agreement as an exhibit. Also, if you have entered into a consulting agreement with you Chief Scientific Officer, Ralph Sinibaldi, please include the material terms of that agreement in this section as well and the file the agreement as an exhibit.
Disclosure added and both agreements filed. The following language was also added, "Our CMO is being compensated solely in equity. A total of 30,000 shares over a 21 month period will be paid representing compensation in the amount of $6,000. This arrangement may be augmented with an hourly fee as we move closer to filing for an IND. If this happens, we anticipate offering a similar compensation structure as our CSO which would include a $200 per hour rate paid 50% in equity based on the fair market value of the shares at the time and 50% in cash."

Directors and Executive Officers, page 38
43. Please revise your disclosure to state the ages of your directors and executive officers and the period of time which they have served in those capacities.
Added.

Executive Compensation, page 39
44. We note that your CEO and CFO (currently served by Jerett A. Creed) is accruing a cash salary of $120,000 per year and your CSO and CMO are compensated on an hourly basis for time served paid as a mixture of cash and stock. We also note that your CSO is currently compensated at the rate of $100/hr plus the equivalent of $100/hr of compensation paid in equity priced at $0.20 per share. Please revise your disclosure to include the compensation amount of your CMO.
Updated and language added per comment 40 above.

45. Please revise your disclosure to include the required summary compensation table pursuant to Item 402(n) of Regulation S-K.
Table added as below.

                                 Summary Compensation Table
Name & Principle Position           Fiscal Year  Base Compensation                   Total Annual
                                Structure       Bonus    Stock Options  Compensation
Jerett A. Creed; CEO, CFO, CAO, Director    2011       $120,000       $0       $0       $120,000
Ralph M. Sinibaldi, PhD; CSO          2011       $200/ hour      $0       $0       Hourly
Emerson C. Perin, MD, PhD; CMO         2011      15,000 shares     $0       $0        $3,000
                               (valued at $0.20 /sh)

Disclosure Controls and Procedures, page 40
46. We note your disclosure that your disclosure controls and procedures are effective. However, we also note your disclosure that given that the company has a limited accounting department, segregation of duties cannot be completely accomplished at this stage of the business cycle. Given this disclosure and the fact that your CEO, CFO and CAO are the same person, an inability to segregate duties would render your disclosure controls and procedures ineffective. Please explain this apparent discrepancy or how you determined that your disclosure controls and procedures are effective. Otherwise, please revise your disclosure to state that your disclosure controls and procedures are not effective.
Disclosures revised per the following language, "As stated previously, our Chief Financial Officer is also serving in the capacity of Chief Executive Officer, Chief Accounting Officer and the company's sole director. Because of these multiple roles, it is impossible to fully segregate duties. As such he has concluded that our disclosure controls and procedures are ineffective."

Audited Financial Statements
Report of Independent registered Accounting Firm, page F-1
47. Please ask your auditor to revise the wording of its report to state, if true that it has audited your financial statements as of December 31, 2010 and 2009 and for the period from inception (April 17, 2009) to December 31, 2010. Language changed.

Statements of Cash Flows, page F-5
48. We note that you included the advancements from related net of repayments within the financing activities. Please revise the presentation to present these amounts on a gross basis or explain the basis for your presentation. Presentation changed.

Notes to Financial Statements
(2) Summary of Significant Accounting Policies
Revenue recognition, page F-6
49. Please disclose your accounting policy for recognizing grant revenues.
As noted elsewhere, it has also been reclassed as "Other Income". The following language has been added, "Revenue from grant awards are recorded as income when the funds from the respective grant is received and all conditions under the grant have been met."


Shareholder's Equity, page F-8
50. In order for us to fully understand the equity fair market valuations reflected in your financial statements please provide an itemized chronological schedule here and in the MD&A covering all equity instruments issued since inception through the date of your response. Please provide the following information separately for each equity issuance:
The date of the transaction, The number of equity instruments granted or shares issued, The exercise price of equity instruments granted if any, Management's estimated fair market value per share and how the estimate was
 Developed
The identity of the recipient, indicating if the recipient was a related party, The nature and terms of concurrent transactions; and, The amount of any compensation or interest expense element.

The following table has been added in the MD&A:

                          Equity Schedule
1/3/2010  Change of authorized capital to 15,000,000 shares / restated par value of $0.001

                                      Common Shares    Paid-in
                                     ----------------    Capital
                                     Shares   Amount   (Deficit)   Related Party (Y/N)
                                     -------  --------   ----------  -------------
4/9/2009  Shares issued to president/founder at inception        1,500    1.50     298.50     Yes
                                     -------  --------   ----------  -------------
      Balance at December 31, 2009, retroactively restated     1,500    1.50     298.50

1/4/2010  Cancellation of $50k in shareholder loan bal converted
to equity                              11,000,000  11,000.00   39,000.00     Yes
3/1/2010  Equity per subscription agreement $0.20/share        70,000    70.00   13,930.00      No
6/30/2010 R. Sinbaldi payment of svc's with stock per agreement     5,000    5.00     995.00     Yes
7/29/2010 Equity per subscription agreement $0.20/share        25,000    25.00    4,975.00      No
7/31/2010 R. Sinbaldi payment of svc's with stock per agreement     2,500    2.50     497.50     Yes
9/9/2010  Equity per subscription agreement $0.20/share        43,250    43.25    8,606.75      No
12/31/2010 R. Sinbaldi payment of svc's with stock per agreement     2,500    2.50     497.50     Yes
      Adjustment                                       (298.50)

                                  ----------  ---------   ----------
      BALANCE December 31, 2010, as restated          11,149,750  11,149.75   68,501.75
                                  ----------  ---------   ----------

1/31/2011 R. Sinbaldi payment of svc's with stock per
agreement ($0.20 /share)                       1,500.00    1.5     298.50     Yes
2/28/2011 R. Sinbaldi payment of svc's with stock per
agreement ($0.20 /share)                       2,000.00    2      398.00     Yes

                                  ----------  ---------   ----------
BALANCE March 31, 2011, as restated                 11,153,250  11,153.25   69,198.25
                                  ----------  ---------   ----------

4/1/2011  Dr. Perin MD 15,000 shares for consulting         15,000.00    15.00    2,985.00     Yes
4/11/2011 Shares issued for cash at $0.20/share           7,500.00    7.50    1,492.50      No
4/30/2011 R. Sinbaldi payment of svc's with stock per
agreement ($0.20 /share)                       2,500.00    2.50     497.50     Yes

5/20/2011 Change of authorized capital to 25,000,000 shares

5/31/2011 R. Sinbaldi payment of svc's with stock per
agreement ($0.20 /share)                       3,000.00    3.00     597.00     Yes
6/30/2011 R. Sinbaldi payment of svc's with stock per
agreement ($0.20 /share)                        250.00    0.25     49.75     Yes
6/30/2011 Payment for financial services- invoice for $880
to stock @ $0.20/sh                          4,400.00    4.40     875.60      No

                                  ----------  ---------   ----------
      BALANCE June 30, 2011, as restated            11,185,900  11,185.90    75,695.60
                                  ----------  ---------   ----------

7/31/2011 R. Sinbaldi payment of svc's with stock per
agreement ($0.20 /share)                       2,500.00    2.50     497.50     Yes
8/12/2011 Equity per subscription agreement $0.20/share       27,500.00    27.50    5,472.50     No
8/31/2011 R. Sinbaldi payment of svc's with stock per
agreement ($0.20 /share)                       2,500.00    2.50     497.50     Yes
9/30/2011 R. Sinbaldi payment of svc's with stock per
agreement ($0.20 /share)                       2,500.00    2.50     497.50     Yes

                                  ----------  ---------   ----------
      BALANCE October 12, 2011, as restated          11,220,900  11,220.90    82,660.60
                                  ----------  ---------   ----------

51. Please tell us how you plan to account for your undistributed losses in your accumulated deficit line item upon conversion from an S corporation to a C Corporation. Please refer to SAB Topic 4:B.
Financial Statements at June 30, 2011, Unaudited
The following language has been added, "The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. It is not likely that the Company will continue to elect for tax treatment as an S Corporation after the registration statement is effective. As such the change from a taxable to a nontaxable entity will require some additional disclosure. Any undistributed earnings and losses will be reclassified to additional paid-in capital rather than included in in retained earnings (SAB Topic 4:B). A deferred income tax asset or liability will be recognized for any temporary differences at the date the nontaxable entity becomes taxable. The effect of recognizing the deferred tax asset or liability will be included in income from continuing operations. Additionally as the date of change from a nontaxable entity to a taxable entity is recognized on the date of approval, this date may not coincide with the financial statements. If this is the case, the impact of the change will be disclosed as a subsequent event."

52. Please update the unaudited financial statements and related disclosures based on the comments related to the audited financial statements as at December 31, 2010 as applicable.
Updated throughout.

Exhibits
53. Please refer to Item 601 of Regulation S-K which provides a listing of the required exhibits and file your remaining exhibits, including the articles of incorporation, bylaws, accountant's consent, legal opinion, material contracts and consents of experts and counsel. These exhibits should be filed with your next amendment or as soon as practicable. We will need time to review the exhibits prior to granting effectiveness of the registration statement. Please also note that the list of exhibits should be a cumulative record which includes all of the exhibits that have been filed in the initial filing and each amendment.
Additional exhibits filed.

Please do not hesitate to contact us, if you have any additional questions or require clarification to our responses.

Most Sincerely,
/s/ Jerett Creed

Jerett A. Creed
CEO, CFO, CAO, Director